

03012390

FEB 2 8 2003

CM

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** AND ENDING **12/31/02**
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAHN SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 HILLSBORO AVE, 2nd FLOOR
(No. and Street)

EDWARDSVILLE   **IL**   **62025**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD E. HAHN   **618 656 5497**
                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLTYS, GARY A.
(Name – *if individual, state last, first, middle name*)

4509 NORTH ILLINOIS St. SWANSEA IL   **62226**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _RICHARD E. HAHN_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _HAHN SECURITIES, INC._ , as of _DECEMBER 31st_ , 20 _02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

PRESIDENT
Title

Beverly Ann Thomas
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUDITED FINANCIAL STATEMENTS

FOR

HAHN SECURITIES, INC.

FOR THE YEAR ENDED

DECEMBER 31, 2002

PERFORMED BY:

GARY A. SOLTYS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800

FEBRUARY 18, 2003

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE ONE

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

We have audited the statement of financial condition of Hahn Securities, Inc. as of December 31, 2002 and the related statements of income, retained earnings and cash flows for the year then ended.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material aspects the financial position of Hahn Securities, Inc. as of December 31, 2002 as well as the results of its operations and changes in retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles as applied on a basis consistent with that of the previous year.

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE TWO

Further our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary A. Soltys,
Certified Public Accountant
February 18, 2003

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800

FEBRUARY 18, 2003

ACCOUNTANT'S REPORT ON INTERNAL CONTROL

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

In planning and performing our audit of the financial
statements of Hahn Securities, Inc. for the year then ended
December 31, 2002, we considered its internal control structure,
including procedures for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide assurance on
the internal control structure.

As required by Rule 17a-5(g)(1) of The Securities and Exchange
Commission, we have made a study of the practices and procedures
followed by Hahn Securities, Inc. that we considered relevant to
the objectives stated in Rule 17a-5(g) in making the periodic
computations of aggregate indebtedness and net capital under rule
17a-3(a)(11). The Company is exempt from Rule 15c3-3 under Section
C(K)(2)(B) as all customer transactions are cleared through
another broker-dealer on a fully disclosed basis. Our study
ascertained that the conditions of the exemption were being
complied with and nothing came to our attention to indicate that
the exemption had not ben complied with during the year.

The management of the company is responsible for establishing
and maintaining an internal control structure and the practices and
procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of
internal control policies and procedures and to assess whether
those practices and procedures can be expected to achieve the
Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors and irregularities may occur and may not be detected. Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with The Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purposes.

Gary A. Soltys,
Certified Public Accountant

HAHN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets			
Cash & Cash Equivalents	$	19,318	
Commissions Receivable		16,070	$ 35,388
Fixed Assets			
Property, Plant & Equipment	$	53,409	
Accumulated Depreciation		(38,196)	15,213
Intangible Assets (net of amortization)			
Customer Lists & Client Trails			23,333
TOTAL ASSETS			$ 73,934

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities			
Accrued Charges	$	2,065	
Accrued Payroll Taxes		3,175	$ 5,240
TOTAL LIABILITIES			$ 5,240
Stockholder's Equity			
Common Stock	$	35,000	
Additional Paid-In Capital		5,152	
Retained Earnings		28,542	68,694
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$ 73,934

HAHN SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

GROSS REVENUES AND COMMISSIONS		$ 265,156
Cost of Sales:		
Clearing Charges & Other Fees		24,082
GROSS PROFIT		$ 241,074

Administrative and Operating Expenses

Advertising	$ 371	
Amortization	1,667	
Automobile Expense	4,157	
Bank Fees	143	
Charitable Contributions	75	
Commissions	58,404	
Depreciation	3,803	
Education	200	
Entertainment & Promotion	978	
Insurance	5,821	
Interest Expense	40	
Legal & Professional	6,950	
Office Expense	474	
Office Rent	9,650	
Office Salaries	20,448	
Officer's Compensation	66,000	
Other Officer Compensation	14,701	
Postage	1,495	
Quotes	1,346	
Repairs	88	
Software	161	
Subscriptions	377	
Supplies	3,695	
Taxes	7,045	
Telephone	4,443	212,532
NET INCOME		$ 28,542
RETAINED EARNINGS 1/1/02		0
RETAINED EARNINGS 12/31/02		$ 28,542

HAHN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities
Commissions and Revenue from Operations $ 249,086

Cash Outlays for Operating Activities
Direct Costs of Sales-Fees $ 22,017
Administrative & Operating Expenses   203,886   (225,903)

Net Cash Flows from Operations $ 23,183

Net Cash Flows from Investing Activities
Purchase of Client Trails/Customer Lists $ 25,000
Purchase of Equipment   13,865   (38,865)

Net Cash Flows from Financing Activities
Issuance of Stock   35,000

TOTAL INCREASE IN CASH AND CASH EQUIVALENTS $ 19,318

CASH AND CASH EQUIVALENTS AT 1/1/02   0

CASH AND CASH EQUIVALENTS AT 12/31/02 $ 19,318

HAHN SECURITIES, INC.
RECONCILIATION OF NET INCOME TO CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

NET INCOME		$ 28,542
Additions:		
Depreciation	$ 3,803	
Amortization	1,667	
Increase-Payables	5,241	
Increase-Common Stock	35,000	45,711
Deductions:		
Increase in Equipment	$ 13,865	
Increase in Intangibles	25,000	
Increase in Accounts Receivables	16,070	(54,935)
NET INCREASE IN CASH & CASH EQUIVALENTS		$ 19,318

HAHN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Total Stockholder's Equity			$ 68,694
Deductions and Charges:			
Non-Allowable Assets:			
Intangible Assets	$	23,333	
Fixed Assets		15,213	38,546
NET CAPITAL			$ 30,148

RECONCILIATION OF NET CAPITAL
PER FOCUS REPORT & AUDIT:

Net Capital Per Focus Report 12/31/02	$ 30,148
Adjustments	0
Net Capital Per Audit 12/31/02	$ 30,148
Minimum Capital Requirement	$ 5,000
Excess Net Capital	$ 25,148

HAHN SECURITIES, INC.
AUDIT ADJUSTMENTS
DECEMBER 31, 2002

1. Net Assets

Net Assets Per FOCUS 12/31/02	$ 66,348

Items Directly Effecting Net Assets:

Adjust Fixed Assets & Intangibles for Assets Contributed	2,346
NET ASSETS PER AUDIT	$ 68,694

HAHN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. ACCOUNTING METHODS

The company uses the accrual method of accounting for all of their financial reporting purposes. The accrual method of accounting recognizes revenue and expenses when they are earned or incurred rather than when they are actually received or paid. All other significant accounting principles are presented in the notes below.

2. PRESENTATION OF ACCOUNTS RECEIVABLE

The company reports accounts receivable at their net realizable value. The receivable reported on the statement of financial condition at December 31, 2002 consists of gross commissions reduced by various execution and clearance fees. The Company has experienced a 100% collection rate on such receivables and therefore, no allowance for bad debts has been established.

3. FIXED ASSETS AND DEPRECIATION

The company reports fixed assets at cost and employs the straight line method of depreciation to write off the cost of these assets over their useful life. The straight line method of depreciation results in a ratable expense incurred over the useful life of the asset. The Company generally writes off equipment over a five year period and real estate over a 40 year period.

An annual expense based upon this method is recorded to depreciation expense on the income statement with a corresponding account on the balance sheet called accumulated depreciation which offsets the original cost of the fixed assets.